SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

YILIN XU *

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

——————

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

——————

BEIJING

BRUSSELS

FRANKFURT

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

July 26, 2024

VIA EDGAR

Ms. Inessa Kessman

Mr. Robert Littlepage

Ms. Marion Graham

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WeRide Inc. (CIK No. 0001867729)

Registration Statement on Form F-1

Dear Ms. Kessman, Mr. Littlepage, Ms. Graham and Mr. Kauten:

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and its amendment thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about August 12, 2024, commence the road show for the proposed offering on or about August 13, 2024, and request that the Staff declare the effectiveness of the Registration Statement on or about August 15, 2024. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Securities and Exchange Commission

July 26, 2024

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 24, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement. Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2023 and June 30, 2024.

Comments in Letter Dated July 24, 2024

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted July 9, 2024

Continued investment in technology, page 97

1. We note your response to prior comment 2 and your new disclosure on pages 97 and 98 that states, “Currently, WeRide One is at running stage as the foundation model and technological backbone of our operating fleet.” Please clarify whether technical feasibility has been achieved and whether you have the ability to use or sell WeRide One.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Registration Statement.

Results of Operations, page 104

2. We note your response to prior comment 5 and your new disclosure on page 105. However, your new disclosure does not discuss the challenging macroeconomic environment in the jurisdictions where you have sales. Specifically, what were the underlying macroeconomic issues in 2023 and why did they improve in 2024. Disclose how you know the budgets of your potential business partners and why their budgets for your products shifted from 2023 to 2024.

The Company respectfully advises the Staff that the knowledge of its potential business partners’ budget shifting was based on the Company’s communication with its potential business partners. In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Registration Statement to elaborate on the discussion of the challenging macroeconomic environment in 2023.

Consolidated Financial Statements

Consolidated Statements of Profit or Loss, page F-3

Securities and Exchange Commission

July 26, 2024

3. We note your response to comment 13 in our letter dated May 15, 2023. Based on the information provided in your response, we note that interest income and the majority of net foreign exchange gains (losses) resulted from capital raising activities. It is not clear that net foreign exchange gains (losses) and interest income are similar in nature and function to your operations that generate your primary sources of revenue. As such, certain components that you have included to arrive at ‘Operating Loss’ as presented in your Consolidated Statement of Profit or Loss do not appear to be representative of activities that would normally be regarded as ‘operating.’ Please revise accordingly.

In response to the Staff’s comment, the Company has revised the presentation of interest income and net foreign exchange gains (losses) to present these items outside the operating results in the consolidated statements of profit or loss throughout the Registration Statement.

Notes to the Consolidated Financial Statements

1 General information and basis of presentation

Inventories, page F-24

4. We refer to disclosure on page 113 which states increase in inventories was driven by increased stocking for foreseeable purchase orders and materials for research and development activities. Please explain why materials for research and development activities are included in inventories.

The Company respectfully advises the Staff that the previous disclosure was stated in error, and the Company has deleted the disclosure related to “materials for research and development activities” on page 120 of the Registration Statement. The Company confirms to the Staff that its inventories do not include materials for research and development activities in its consolidated statements of financial position.

36 Subsequent events, page F-78

5. We note you issued Series D Preferred Shares on June 27, 2024 and new options were issued in June 2024. Please update your subsequent event footnote for material transactions that occurred post balance sheet date.

The Company advises the Staff that the Company has updated its subsequent event footnote for material transactions that occurred post balance sheet date in response to the Staff’s comment.

General

6. Please include a risk factor relating to the risk that the Company may be considered an “investment company” under the Investment Company Act of 1940, as amended (the “Act”). Please provide a draft copy of such risk factor with your response.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and 84 of the Registration Statement.

Securities and Exchange Commission

July 26, 2024

7. Your responses to prior comments 10 and 11 are based on financial information through December 31, 2023. Please update your responses to provide financial information as of the end of the last preceding fiscal quarter. (See, e.g., Section 2(a)(41)(A) of the Act).

8. Your responses to prior comments 13, 14, and 15 are based on financial information through December 31, 2023. As required by Rule 3a-8, please update your responses to provide financial information for the last four fiscal quarters.

9. Prior comment 13 requested that the Company identify with specificity the Company’s relevant research and development expenses for the last four fiscal quarters and provide a legal analysis of why, in the Company’s view, each such expense should be considered a research and development expense under Rule 3a-8(b)(9). The Company’s response was conclusory and lacked sufficient factual and legal detail for the Staff to assess whether the expenses identified are research and development costs as defined in FASB ASC Topic 730, Research and Development. Accordingly, we are reissuing the comment.

10. Prior comment 14 requested, in connection with the Company’s analysis under Rule 3a- 8(a)(2), that the Company provide an income statement for the last four fiscal quarters identifying the Company’s net income derived from investments in securities as a proportion of the Company’s research and development expenses. In connection with providing the updated financial information requested in question 3 above, please confirm that time deposits are included in the Company’s calculation of “investments in securities” and identify the category or line item on updated Appendix D in which the time deposits (and other income from “investments from securities”) are included.

The Company respectfully advises the Staff that it plans to submit responses to Comments 7 through 10 in a subsequent letter on or about July 30, 2024.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Tony Han, Director and Chief Executive Officer, WeRide Inc.

Jennifer Li, Chief Financial Officer, WeRide Inc.

Yilin Xu Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen Lu, Partner, KPMG Huazhen LLP

Lily Liu, Partner, KPMG Huazhen LLP